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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                     Commission File No. 1-15223

                           NOTIFICATION OF LATE FILING

      (Check One): [ ] Form 10-K [ ] Form 11-K [ ] Form 20-F [X] Form 10-Q
                                 [ ] Form N-SAR

                    For the Period Ended: September 30, 2001
                                          ------------------

[ ] Transition Report on Form 10-K          [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F          [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K
         For the Transition Period Ended: ____________________________

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:     OPTICARE HEALTH SYSTEMS, INC.
                             -----------------------------
Former name if applicable:

Address of principal executive office   87 GRANDVIEW AVENUE
                                        -------------------
City, state and zip code                WATERBURY, CONNECTICUT  06708
                                        -----------------------------


                                     PART II
                             RULE 12B-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

  [X]     (a)      The reasons described in reasonable detail in Part III of
                   this form could not be eliminated without unreasonable effort or expense;

  [ ]     (b)      The subject annual report, semi-annual report, transition
                   report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

  [ ]     (c)      The accountant's statement or other exhibit required by Rule
                   12b-25(c) has been attached if applicable.


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                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

As previously disclosed, the Registrant, which has a relatively small accounting staff, has devoted substantial time and efforts to recent business matters, including a capital refinancing and corporate restructuring, thereby delaying completion of its Quarterly Report on Form 10-Q for the period ended September 30, 2001.


                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

              William Blaskiewicz                (203) 596-2236
              -------------------                --------------
                   (Name)                        (Area Code) (Telephone Number)


         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).                                    [ ] Yes       [X] No

The Registrant has not yet filed its Annual Report on Form 10-K for the year ended December 31, 2000 or Quarterly Reports on Form 10-Q for the three months ended March 31, 2001 and June 30, 2001.


         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof?                                       [X] Yes       [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects to report a loss in the subject reporting period, however a final estimate of the Company's results of operations cannot be made at this time due to delays in finalizing it financial reporting due to the reasons described in Part III above.


                          OptiCare Health Systems, Inc.
                          -----------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: November 14, 2001      By: /s/   William A. Blaskiewicz
                                 ----------------------------
                                 William A. Blaskiewicz, Chief Financial Officer


                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).